Mail Stop 4561

								October 17, 2005


David Gladstone
Chairman and Chief Executive Officer
Gladstone Commercial Corporation
1521 Westbranch Drive, Suite 200
McLean, Virginia  22102

Re:	Gladstone Commercial Corporation
	Registration Statement on Form S-3
	Filed October 3, 2005
	File No. 333-128783
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 8, 2005 and amended March 9, 2005
	File No. 0-50363


Dear Mr. Gladstone:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

Form 10-K

General

We note that Item 9.A. in your Form 10-K does not include a discussion of management`s conclusions as to the effectiveness of your disclosure controls and procedures. Consequently, please revise your Form 10-K to amend Item 9.A. to include a discussion of your disclosure controls and procedures. Please file your amended Form 10-K in its entirety including the latest form of certifications.

*  *  *  *
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3780.

Sincerely,



Karen Garnett
Assistant Director

cc:	Thomas R. Salley, Esq. (via facsimile)
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David Gladstone
Gladstone Commercial Corporation
October 17, 2005
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